UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

Groupon, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

399473107

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Eric P. Lefkofsky (the “Reporting Person”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares of Class A common stock, $0.0001 par value per share (the “Class A Common Stock”)

	6.	Shared Voting Power 129,239,408 shares of Class A Common Stock (1)(2)(3)

	7.	Sole Dispositive Power 0 shares of Class A Common Stock

	8.	Shared Dispositive Power 129,239,408 shares of Class A Common Stock (1)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,239,408 shares of Class A Common Stock (1)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.1% (1)(3)

12.	Type of Reporting Person (See Instructions) IN

(1)   Includes 109,364,216 shares of Class A Common Stock and 999,984 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) of Groupon, Inc. (the “Issuer”) held of record by Green Media, LLC, an entity owned by Eric P. Lefkofsky (50%) and his wife, Elizabeth Kramer Lefkofsky (50%).  Mr. Lefkofsky shares voting and investment control with respect to the shares held by Green Media, LLC.  Also includes 18,875,208 shares of Class A Common Stock held by 600 West Groupon LLC, the manager of which is Blue Media, LLC, an entity owned by Mr. Lefkofsky (50%) and Mrs. Lefkosky (50%).  Mr. Lefkofsky shares voting and investment control with respect to the shares held by 600 West Groupon LLC.

(2)   In connection with the Issuer’s acquisition of CityDeal Europe GmbH (“CityDeal”), CD-Rocket Holding UG (haftungsbeschraenkt) & Co. Beteiligungs KG (“Holding”), Rocket Internet GmbH and European Founders Fund GmbH entered into a shareholders agreement with Andrew Mason, Bradley Keywell and the Reporting Person (referred to herein as “the founders”).  Pursuant to the shareholders agreement, an aggregate of 61,242,560 shares of the Issuer’s Class A Common Stock owned by such entities and their affiliates must be voted in the same manner as the majority-in-interest of the shares of Class A Common Stock held by the founders in connection with the authorization, designation or issuance of any new class or series of the Issuer’s capital stock or a material acquisition or asset transfer. This does not include the power to vote for directors. In connection with the shareholders agreement, Holding, Rocket Internet GmbH, European Founders Fund GmbH and their affiliates have granted the founders (including the Reporting Person), president and secretary proxy authority to vote their shares in connection with such material transactions through November 9, 2016.  The shares over which the Reporting Person has shared voting power do not include the 61,242,560 shares of Class A Common Stock over which he has proxy authority as described above.

(3)   Assumes conversion of all of the Reporting Person’s Class B Common Stock into Class A Common Stock. The Class B Common Stock is convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis.  All Class A Common Stock and Class B Common Stock will automatically convert into a single class of common stock on November 9, 2016.

Item 1.
	(a)	Name of Issuer Groupon, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 600 West Chicago Avenue, Suite 620 Chicago, IL 60654

Item 2.
	(a)	Name of Person Filing Eric P. Lefkofsky
	(b)	Address of Principal Business Office or, if none, Residence c/o Groupon, Inc. 600 West Chicago Avenue, Suite 620 Chicago, IL 60654
	(c)	Citizenship United States
	(d)	Title of Class of Securities Class A Common Stock, par value $0.0001 per share
	(e)	CUSIP Number 399473107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 129,239,408 shares of Class A Common Stock (4)(5)
	(b)	Percent of class: 20.1% (4)(5)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0 shares of Class A Common Stock
		(ii)	Shared power to vote or to direct the vote 129,239,408 shares of Class A Common Stock (4)(5)(6)
		(iii)	Sole power to dispose or to direct the disposition of 0 shares of Class A Common Stock
		(iv)	Shared power to dispose or to direct the disposition of 129,239,408 shares of Class A Common Stock (4)(5)

(4)   Includes 109,364,216 shares of Class A Common Stock and 999,984 shares of Class B Common Stock of the Issuer held of record by Green Media, LLC, an entity owned by Eric P. Lefkofsky (50%) and his wife, Elizabeth Kramer Lefkofsky (50%). Mr. Lefkofsky shares voting and investment control with respect to the shares held by Green Media, LLC.  Also includes 18,875,208 shares of Class A Common Stock held by 600 West Groupon LLC, the manager of which is Blue Media, LLC, an entity owned by Mr. Lefkofsky (50%) and Mrs. Lefkosky (50%).  Mr. Lefkofsky shares voting and investment control with respect to the shares held by 600 West Groupon LLC.

(5)   Assumes conversion of all of the Reporting Person’s Class B Common Stock into Class A Common Stock. The Class B Common Stock is convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis.  All Class A Common Stock and Class B Common Stock will automatically convert into a single class of common stock on November 9, 2016.

(6)   In connection with the Issuer’s acquisition of CityDeal, Holding, Rocket Internet GmbH and European Founders Fund GmbH entered into a shareholders agreement with Andrew Mason, Bradley Keywell and the Reporting Person (referred to herein as “the founders”).  Pursuant to the shareholders agreement, an aggregate of 61,242,560 shares of the Issuer’s Class A Common Stock owned by such entities and their affiliates must be voted in the same manner as the majority-in-interest of the shares of Class A Common Stock held by the founders in connection with the authorization, designation or issuance of any new class or series of the Issuer’s capital stock or a material acquisition or asset transfer. This does not include the power to vote for directors. In connection with the shareholders agreement, Holding, Rocket Internet GmbH, European Founders Fund GmbH and their affiliates have granted the founders (including the Reporting Person), president and secretary proxy authority to vote their shares in connection with such material transactions through November 9, 2016.  The shares over which the Reporting Person has shared voting power do not include the 61,242,560 shares of Class A Common Stock over which he has proxy authority as described above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
Date
/s/ Eric P. Lefkofsky
Signature
Eric P. Lefkofsky
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).